Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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OMB Number: 3235-0287
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[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Girod   Albert   E.

EDGAR Online, Inc. (Nasdaq:EDGR)

X Director   X 10% Owner

X Officer (give title below)   __ Other (specify below)

(Last)   (First)   (Middle)

3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)

4. Statement for Month/Year

Executive Vice President and Chief Technology Officer

11200 Rockville Pike, Suite 310

(Street)

January 2002

5. If Amendment, Date of Original (Month/Year)

7. Individual or Joint/Group Filing *(Check Applicable Line)*

X Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Rockville   MD   20852

(City)   (State)   (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	1/11/2002	S		1,500	D	$3.00		D	
Common Stock	1/14/2002	S		1,500	D	$3.08		D	
Common Stock	1/14/2002	S		2,500	D	$3.25		D	
Common Stock	1/15/2002	S		100	D	$3.25		D	
Common Stock	1/15/2002	S		2,400	D	$3.25		D	
Common Stock	1/15/2002	S		1,500	D	$3.10		D	
Common Stock	1/16/2002	S		500	D	$3.25		D	
Common Stock	1/16/2002	S		100	D	$3.00		D	
Common Stock	1/16/2002	S		156	D	$3.00		D	
Common Stock	1/16/2002	S		300	D	$3.00		D	
Common Stock	1/16/2002	S		944	D	$3.00		D	
Common Stock	1/17/2002	S		1,500	D	$3.00		D	
Common Stock	1/18/2002	S		1,500	D	$3.00		D	
Common Stock	1/22/2002	S		1,500	D	$3.02		D	
Common Stock	1/23/2002	S		1,500	D	$3.10		D	
Common Stock	1/24/2002	S		1,500	D	$3.08		D	
Common Stock	1/25/2002	S		1,400	D	$3.25		D	
Common Stock	1/25/2002	S		1,500	D	$3.05		D	
Common Stock	1/28/2002	S		1,500	D	$3.10		D	
Common Stock	1/28/2002	S		2,500	D	$3.25		D	
Common Stock	1/29/2002	S		2,500	D	$3.25		D	
Common Stock	1/29/2002	S		1,500	D	$3.20		D	
Common Stock	1/30/2002	S		2,500	D	$3.25		D	
Common Stock	1/30/2002	S		1,500	D	$3.10		D	
Common Stock	1/31/2002	S		100	D	$3.25		D	
Common Stock	1/31/2002	S		500	D	$3.25		D	
Common Stock	1/31/2002	S		600	D	$3.25		D	
Common Stock	1/31/2002	S		1,300	D	$3.25		D	
Common Stock	1/31/2002	S		1,500	D	$3.09	2,044,600	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)

SEC 1474 (3-99)

FORM 4 (continued) **Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g.,**
puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Albert E Girod	2/8/2002
Albert E Girod	**Date**
Signature of Reporting Person	

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

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